FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Storms, Charles D.	2. Issuer Name and Tickler or Trading Symbol Old National Bancorp ONB						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)

(Last) (First) (Middle) 11801 Browning Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####			4. Statement for Month/Day/Year September 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month//Day/Year)			X	Form filed by One Reporting Person
(Street)(Street) Evansville, IN 47711								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common stock	09/17/02		J	V	398.732	A	N/A	53,654.885	D
Common stock								000.000	I1
Common stock								145.950	I2
Common stock								000.000	I3

J 3Q2002 Full Reinvestment Cash Dividend
D- Charles D Storms
I1 Christian Storms Son Reporting person no longer has a reportable beneficial interest in 704.118 shares being held.
I2 Elizabeth K Storms spouse
I3 Katherine Storms Daughter Reporting person no longer has a reportable beneficial interest in 1,046.135 shares being held.

FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Date/ Year)	3A. Deemed Execution Date, if any (Month/ Date/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last Update: 09/05/2002